AURIZON MINES LTD.

Suite 900- 510 Burrard Street, Vancouver, British Columbia
Canada  V6C 3A8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

March 28, 2006

I

PRELIMINARY NOTES

In this Annual Information Form, Aurizon Mines Ltd. is referred to as "Aurizon" or the "Company".  All information contained herein is as at December 31, 2005, unless otherwise stated.

Financial Statements

This Annual Information Form should be read in conjunction with the Company's consolidated financial statements and management's discussion and analysis for the 12 months ended December 31, 2005.  The financial statements and management's discussion and analysis are available at www.aurizon.com and under the Company's profile on the SEDAR website at www.sedar.com.  All financial statements are prepared in accordance with Canadian generally accepted accounting principals.

Currency

All sums of money which are referred to in this Annual Information Form are expressed in lawful money of Canada, unless otherwise specified.

Definitions and Technical Terms

Capitalized terms that are not otherwise defined in the body of this Annual Information Form and technical terms are defined in "Glossary and Technical Terms" herein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contain "forward-looking statements" within the meaning of applicable Canadian securities regulations and the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date of this Annual Information Form or, in the case of documents incorporated by reference herein, as of the date of such documents and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements include, but are not limited to, statements with respect to the Updated Feasibility Study (as defined below) regarding the casa Berardi Project, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate",  "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to  actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in this Annual Information Form.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking statements due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO U.S. READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission ("BC Securities Commission").  In this Annual Information Form, the Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes  mineral resources associated with its properties utilizing terminology such as "indicated" or "inferred" which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

Cautionary Note to US Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. The Company uses certain terms in this document, such as "mineral resources", "indicated mineral resources" and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.  US investors are urged to consider closely the disclosure on the technical terms in the Glossary of Technical Terms and Definitions hereof.

This Annual Information Form uses the term "indicated” resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This Annual Information Form also uses the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

GLOSSARY OF TECHNICAL TERMS AND DEFINITIONS

In this Annual Information Form, the following terms have the following meanings:

Assay - To analyze the proportions of metals in an ore, to test an ore or mineral for composition, purity, weight, or other properties of commercial interest.

Au -  Gold.

Backfilling - The process of refilling an excavation, a mine opening, or the space around a foundation.

Collar - The mouth or upper end of a mine shaft.

Core sample - One or several pieces of whole or split parts of core selected as a sample for analysis or assay.

Cut-and-fill - A stoping method in which the ore is excavated by successive flat or inclined slices, working upward from the level. However, after each slice is blasted down, all broken ore is removed, and the stope is filled with waste (backfill) up to within a few feet of the back before the next slice is taken out, just enough room being left between the top of the waste pile and the back of the stope to provide working space. The term cut-and-fill stoping implies a definite and characteristic sequence of operations: (1) breaking a slice of ore from the back; (2) removing the broken ore; and (3) introducing filling.

Development - The preparation of a mining property or area so that an orebody can be analyzed and its tonnage and quality estimates have been made; ore essentially ready for mining.

Diamond Drill - a machine designed to rotate under pressure an annular diamond studding cutting tool to produce a more or less continuous solid sample of material.

Diamond Drilling - A variety of rotary drilling in which diamond bits are used as the rock-cutting tool. It is a common method of prospecting for mineral deposits, especially in development work where core samples are desired.

Dilution - The contamination of ore with barren wall rock in stoping. The assay of the ore after mining is frequently 10% lower than when sampled in place.

Doré - Gold and silver bullion that remains in a cupelling furnace after the lead has been oxidized and skimmed off.

Drift - A horizontal or nearly horizontal underground opening driven along a vein to gain access to the deposit.

Feasibility Study - comprehensive study in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Fill - Man-made deposits of natural earth materials (e.g. rock, soil, gravel) and waste materials (e.g. tailings or spoil from dredging), used to fill an enclosed space such as an old stope or chamber in a mine.

Gold Doré - the term for a bar of gold which contains impurities in excess of two percent.

Grade - The amount of valuable mineral in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for other metals.

Cut-off Grade - The lowest grade of mineralized rock that qualifies as ore grade in a given deposit, and is also used as the lowest grade below which the mineralized rock currently cannot be profitably exploited.  Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

Mill Head Grade - The grade of ore as it comes from a mine and goes to a mill.

Recovered Grade - Actual metal content of ore determined after processing.

g/t – Grams of gold per metric tonne.

Grinding - Size reduction of ore into fine particles to prepare it for processing.

Hoist - The machine used for raising and lowering the cage or other conveyance in a shaft.

Leach - To separate, selectively remove, or dissolve-out soluble constituents from a rock or orebody by the natural action of percolating water, or the extraction of soluble metals or salts from an ore by means of slowly percolating solutions.

Mineralization - The process or processes by which mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

Mineral Claim - that portion of public mineral lands which a party has staked or marked out in accordance with provincial or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

Metallurgy - The science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes; the preparation of more metalliferous materials from raw ore.

Mill Circuit - The combination of various processes and systems which concentrate the valuable minerals.

Mine - An excavation beneath the surface of the ground from which mineral matter of value is extracted.

Net Smelter Return - a return based on the actual gold sale price received less the cost of refining at an off-site refinery.

Ore - a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.  Rock, generally containing metallic or non-metallic minerals that can be mined and processed at a profit. Also, the mineral(s) thus extracted.

Ounces - troy ounces; in this report production figures refer to gold having a fineness of at least 995 parts per 1,000 parts; other references to ounces in this report do not refer to a specific fineness.  There are 31.1035 grams in a troy ounce.

Orebody - A sufficiently large amount of ore that can be mined economically.

Pyrite - A common, pale-bronze or brass-yellow, isometric mineral. It is dimorphous with marcasite, and often contains small amounts of other metals. Pyrite has a brilliant metallic luster and an absence of cleavage, and has been mistaken for gold. Pyrite is the most wide-spread and abundant of the sulfide minerals and occurs in all kinds of rocks, such as in nodules in sedimentary rocks and coal seams or as a common vein material associated with many different minerals.

Quartz - 1. Crystalline silica, an important rock-forming mineral. It is, next to feldspar, the commonest mineral, occurring either in transparent hexagonal crystals (colorless, or colored by impurities) or in crystalline or cryptocrystalline masses. Quartz is the commonest gangue mineral of ore deposits, forms the major proportion of most sands, and has a widespread distribution in igneous, metamorphic, and sedimentary rocks. 2. A general term for a variety of noncrystalline or cryptocrystalline minerals having the same chemical composition as that of quartz, such as chalcedony, agate, and opal.

Raise - A vertical hole between mine levels used to move ore or waste rock or to provide ventilation.

Ramp - An inclined underground tunnel which provides access for exploration or a connection between levels of a mine.

Reclamation - The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.

Recovery Rate - A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of the material recovered compared to the total material present.

Refining - The final stage of metal production in which impurities are removed from the molten metal.

Reserves -  A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. . There are two categories of reserves:

Proven - A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable - A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Resource - A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource - A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource - An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource - An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Scoping Study – a preliminary economic evaluation of indicated mineral resources using a financial analysis based on reasonable  assumptions of technical, engineering, operating and economic factors.  There is no certainty that the results of the scoping study will be realized.

Sediment - Solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the Earth's surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

Shaft - A vertical passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

Stope - An area in an underground mine where ore is mined.

Sulphides - refers to that part of the orebody that has not been oxidized by near-surface waters; generally contains the mineral pyrite (FeS2) and other sulphides.

Tailings - material rejected from a mill after the valuable minerals have been recovered.

Tonne - a metric ton of 1,000 kilograms (2,205 pounds).

Tons - dry short tons (2,000 pounds).

Troy Ounce - Troy ounce of a fineness of 999.9 parts per 1,000 parts, equal to 31.1034 grams.

Vein - An epigenetic mineral filling of a fault or other fracture in a host rock, in tabular or sheet like form, often with associated replacement of the host rock; a mineral deposit of this form and origin.

CORPORATE STRUCTURE

Name, Address and Incorporation

Aurizon was incorporated on April 8, 1988 as "343318 B.C. Ltd.", by filing a memorandum and articles with the Registrar of Companies under the Company Act (British Columbia).  On August 10, 1988, the name of the Company was changed to "Aurizon Mines Ltd." in its English form and "Mines Aurizon Ltee." in its French form.  Pursuant to a statutory plan of arrangement  Aurizon acquired all of the assets and assumed all of the liabilities of two predecessor companies, D'Or Val Mines Ltd. ("D'Or Val") and Perron Gold Mines Ltd. ("Perron"), effective as at August 24, 1988.

The Company has no material subsidiaries.  The head office and registered and records office address of Aurizon is located at Suite 900 - 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada.

GENERAL DEVELOPMENT OF THE BUSINESS

Aurizon is a Canadian-based gold mining company with development and exploration activities in the gold producing Abitibi region of north-western Quebec.  Since 1988, Aurizon has been involved in the acquisition, exploration, development and operation of a number of gold properties in North America. Aurizon is currently developing its Casa Berardi Mine property located in the Abitibi region in northwestern Quebec.

Three Year History

During the past three years, the Company’s major capital and exploration spending programs have occurred at the Casa Berardi Mine located in Quebec, Canada.  The Company has invested $87 million in exploration, development and capital expenditures at Casa Berardi during this period.

On May 11, 2005, the Company completed the sale of its 50% interest in the Sleeping Giant mine to its joint venture partner, Cambior Inc., for $5 million.  In connection with the transaction, the Company was released from all environmental liabilities and reclamation costs associated with the operation and ultimate closure of the mine, other than in respect of a liability associated with a hoist foundation for shaft #1, which liability is not considered by management of the Company to be material.  The effective date of the sale was April 30, 2005 and the Company received its 50% share of production up to that date.  The sale of the Sleeping Giant mine in the second quarter of 2005 resulted in a gain on sale to the Company of $3.95 million.  With the sale of the Sleeping Giant mine, the Company does not have any operating mining assets.

Substantially all of the Company's revenue during the past three years was from its interest in the Sleeping Giant Mine. Revenue from the discontinued mining operations in 2005 was $5.2 million.

In October 2005, Roscoe Postle Associates Inc. ("RPA") completed an updated feasibility study (the "Updated Feasibility Study") on the Casa Berardi Project.  The Updated Feasibility Study integrates the results of feasibility study and a resource estimate, both completed by Met-Chem Canada Inc. in January 2005, with subsequent updating information from Aurizon, and an independent assessment by RPA on Casa Berardi.  The Updated Feasibility Study incorporates into the updated mine plan the higher grade gold below the 700 metre level in the 113 Zone of the Casa Berardi Project.  See "Description of the Business – Mineral Projects – Casa Berardi Property".

On February 23, 2006, the Company obtained a $75 million secured debt facility to finance completion and start-up of the Casa Berardi Project (the "Loan facility").  The Loan facility has a four and one-half year term and may be repaid at any time without penalty.  The initial interest rate on amounts drawn on the Loan facility is prime plus 1.25%, and upon commencement of commercial production and achievement of certain operating benchmarks, will reduce to prime plus 0.875%.  A standby fee of 0.75% is payable on the undrawn portion of the Loan facility.  The Loan facility is secured by a charge on the mining titles, improvements and other assets comprising the Casa Berardi project.

The Loan facility terms required the Company to provide price protection against a possible downturn in the price of gold and a stronger Canadian dollar.   The Company has purchased put options on 287,431 ounces of gold, representing 26% of its current planned production, at an exercise price of US$500 an ounce.  Consequently, if during the next 4.5 years, the price per ounce of gold should fall below US$500 on the expiry date of any put option contract, the Company will still be entitled to deliver up to 287,431 ounces of gold at US$500.  To offset the cost of the put options, Aurizon has sold call options on an equal number of ounces at average prices ranging from US$813 per ounce in 2007 to US$908 per ounce in 2010 and averaging US$865 per ounce over the term of the Loan facility.  The objective of this strategy is to allow the Company to participate in further increases in the gold price up to US$865 per ounce on 26% of planned production.  If gold prices exceed US$865 per ounce, approximately 74% of planned production can be sold at the higher prevailing levels.  Aurizon is not subject to margin calls on the mark to market value of the contracts.

To manage the Company’s currency exposure on its U.S. dollar gold sales and its Canadian dollar denominated long-term debt, the Company has entered into $60 million of foreign currency contracts that match the principal repayment dates of the Loan facility, allowing the Company to convert U.S. dollars into Canadian dollars at an average exchange rate of 1.12.  Aurizon is not subject to margin calls on the mark to market value of the contracts.

On March 10, 2006, the Company announced that it had entered into an agreement to complete a $15.125 million flow-through financing, on a best-efforts agency basis, through a syndicate of agents (the “Offering”).  The Offering provides for the issue, by way of a private placement, of 5.5 million flow-through common shares at a price of $2.75 per share, for aggregate proceeds of $15.125 million.  The Offering is scheduled to close on or before March 30, 2006 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals to the transaction.  Gross proceeds from the Offering will be used to fund increased exploration activity at the Company’s Casa Berardi Gold project and for other eligible exploration and development expenditures.

The 2006 budget for Casa Berardi includes approximately 66,000 metres of exploration and definition drilling in the area of the underground infrastructure currently being developed at the West Mine and also to test targets west of the West Mine and at the East Mine.

See "Description of the Business - Mineral Projects - Casa Berardi”.

DESCRIPTION OF THE BUSINESS

General

Summary.

Aurizon does not have any current production from its Casa Berardi Project.  It is anticipated that pre-production development work that was commenced at the Casa Berardi Project during 2005 will continue through to the fourth quarter of 2006.  Start-up of operations, based on current scheduling, is expected to occur in the fourth quarter.  Actual timing of start-up of operations is dependent on a number of factors, including, but not limited to, completion of shaft sinking and related underground development, including stope preparation, construction of surface and underground infrastructure, rehabilitation of the surface processing facility and recruiting and/or retaining experienced mining personnel.    There is no assurance that start-up will occur when anticipated or currently scheduled.

The Company also owns a 46% interest in the Dormex Project and a gold-indexed royalty on future production from the Beaufor Mine in Quebec.  Cambior Inc. owns the remaining 54% interest in the Dormex Project.  The Company has elected not to participate in further exploration activities on the Dormex Project and pursuant to the joint venture agreement between the Company and Cambior Inc., its interest will be diluted down by Cambior Inc. expenditures.

Production.

See "Description of the Business - Mineral Projects - Casa Berardi”.

Specialized skill and knowledge.

The skill and knowledge required to develop a producing mine includes experience in exploration, development, construction, mine operations, metallurgical processing and environmental compliance.  Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis,  professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines.

Competitive conditions.

Significant and increasing competition exists for the limited number of opportunities to acquire gold mining properties in Canada, the U.S. and elsewhere.  As a result of this competition, some of which is with large established mining companies having substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company endeavours to maintain attractive remuneration and compensation packages in order to attract and retain the required skilled, experienced personnel.

Aurizon intends to continue to grow through the development of its current mineral properties.  Aurizon has experienced technical personnel in Val d’Or and La Sarre, Québec.  Exploration and development activities are conducted directly by Aurizon's staff or by persons specifically engaged for a particular activity.  Contractors, under the supervision of Aurizon's staff, are engaged to carry out the construction, underground mine development and diamond drill activities.

Economic dependence.

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time.  Gold dore bars that may be produced by the Company's mining operations are being and will continue to be refined by commercial refineries and the gold and silver produced is subsequently sold by the Company on the basis of the quoted selling prices of gold and silver on the applicable metals exchange on the date of sale.  The Company believes that because of the availability of refiners, each able to supply all services that would be required by the Company, no material adverse effect would result if the Company lost the services of its current refiners. Because of the large number of available gold purchasers, the Company believes that it is not dependent upon the sale of gold to any one customer, the loss of which would have a material adverse effect on the business of the Company.

The Loan facility described under "General Development of the Business – Three Year History" is required to finance  completion and start-up of the mine at Casa Berardi.

Cycles.

The Company's business and operations are not seasonal.

Employees.

As at the most recent financial year ended December 31, 2005, the Company had sixty-six (66) employees.

Environmental protection and reclamation obligations.

The Company’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing exploration, development, production, exports, taxes, labor standards, occupational health and safety, solid and hazardous waste handling and disposal, monitoring, protection and remediation of the environment, reclamation, mine safety, toxic substances, air and water quality and other matters.  Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities.  There can be no assurance that additional significant costs and liabilities will not be incurred to comply with current and future requirements.  Moreover, it is possible that future developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to natural resources, property and persons resulting from the Company’s operations, could require the Company to modify or curtail its operations or could result in substantial costs and liabilities.  It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development or continue the operation of a mine or mines.

The Company has expended significant resources, both financial and managerial, to comply with environmental protection laws, regulations and permitting requirements and the Company anticipates that it will continue to do so in the future.

All of the Company’s operations are subject to reclamation, site restoration and closure requirements.  Costs related to ongoing site restoration programs are expensed when incurred.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates and such changes could affect the estimates and projections contained in the Updated Feasibility Study.

Risk Factors

An investment in the securities of the Company involves a high degree of risk and must be considered speculative due to the nature of the Company's business and the present stage of exploration and development of its mineral properties.  Accordingly, prospective investors should carefully consider the risk factors set out below, in addition to the other information contained in this Annual Information Form

Management of the Company considers the following risks to be the most significant for potential investors in the Company, but such risks do not necessarily comprise all those associated with an investment in the Company. Additional risks and uncertainties not currently known to management of the Company may also have an adverse effect on the Company's business.  If any of these risks actually occur, the Company's business, financial condition, capital resources, results and/or future operations could be materially adversely affected.  In such a case, the price of the Common Shares could decline and investors may lose all or part of their investment.  See also "General Description of the Business – Competitive conditions, -Economic dependence, and – Environmental protection and reclamation" .

Financial Resources - As at December 31, 2005, the Company had cash and cash equivalents of $25 million and working capital of $25 million.  On February 23, 2006, the Company closed a senior debt financing facility for up to $75 million to finance the completion and start-up of the Casa Berardi Project.  The 2006 Budget forecasts $68 million will be incurred on pre-production capital and exploration costs at Casa Berardi with an anticipated start-up of operations in November, 2006.  Assuming the accuracy of the capital cost estimates and the updated mine plan as set out in the Updated Feasibility Study management estimates that the Company will have the financial resources required to meet its planned operating and capital expenditures through to commencement of commercial production of the Casa Berardi Project.  On March 10, 2006, the Company announced that it had entered into an agreement to complete a $15.125 million flow-through financing, on a best-efforts agency basis, through a syndicate of agents, which is expected to close on or about March 30, 2006.  See also "Risk Factors - Market Risk”.

In April 2005, the Company disposed of its interest in the Sleeping Giant mine, which was the Corporation's only income producing asset.  Accordingly, the Company is currently dependent on debt and equity financing to fund its operating and capital expenditures.  There is no assurance that the Company will be able to obtain any future debt or equity financing, if required, on commercially reasonable terms, or at all.

The estimates, projections and schedules contained in the Updated Feasibility Study are based on a number of assumptions and criteria, many of which are not within the Company's control.  Should any one or more of such assumptions prove not to be accurate, it is possible that the Company will require additional capital, which may not be available on terms acceptable to the Company, or at all, or which could result in substantial dilution to existing shareholders.

Cash Operating Costs and Economic Returns

The Casa Berardi Project has no recent operating history upon which to base estimates of future cash operating costs.  Estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques and the Updated Feasibility Study, which sources derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, expected extraction rates, and other factors.  As a result, it is possible that actual cash operating costs and economic returns could differ significantly from those currently estimated for the Casa Berardi Project in the Updated Feasibility Study.

Gold Price Volatility

The Company's results of operations and the estimates and projections included in the Updated Feasibility Study are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists primarily of jewelry and investment demand.  There can be no assurance that the price of gold will be such that the Company’s Casa Berardi Project can be mined at a profit.

On February 23, 2006, the Company obtained a $75 million secured debt facility to finance completion and start-up of the Casa Berardi Project (the "Loan facility").  The Loan facility terms required the Company to provide price protection against a possible downturn in the price of gold and a stronger Canadian dollar.   The Company has purchased put options on 287,431 ounces of gold, representing 26% of its current planned production, at an exercise price of US$500 an ounce.  Consequently, if during the next 4.5 years, the price per ounce of gold should fall below US$500 on the expiry date of any put option contract, the Company will still be entitled to deliver up to 287,431 ounces of gold at US$500.  To offset the cost of the put options, Aurizon has sold call options on an equal number of ounces at average prices ranging from US$813 per ounce in 2007 to US$908 per ounce in 2010 and averaging US$865 per ounce over the term of the Loan facility.  The objective of this strategy is to allow the Company to participate in further increases in the gold price up to US$865 per ounce on 26% of planned production.  If gold prices exceed US$865 per ounce, approximately 74% of planned production can be sold at the higher prevailing levels.

Historically, the Company has periodically entered into commodity contracts to mitigate the risk associated with price volatility of the commodities it produces.  The Company has in the past entered into contracts to provide a minimum price for anticipated future gold production, primarily through the use of option and spot deferred contracts for gold.

Foreign Exchange and Currency Fluctuations

To manage the Company’s currency exposure on its U.S. dollar gold sales and its Canadian dollar denominated long-term debt, the Company has entered into $60 million of foreign currency contracts that match the principal repayment dates of the Loan facility, allowing the Company to convert U.S. dollars into Canadian dollars at an average exchange rate of 1.12.  Aurizon is not subject to margin calls on the mark to market value of the contracts. Currency fluctuations may affect the cash flow which the Company will realize from its operations since its products are sold in world markets in United States dollars and the Company's operating costs are incurred primarily in Canadian dollars. The Company may in future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure.  However, there is no assurance that such hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

Potential delays in the Development of Casa Berardi and Cost Overruns

Whilst the Casa Berardi Project is presently on schedule and on budget, cost overruns are currently prevalent in the mining industry due to tight labour markets as well as rising material and fuel costs.  Additionally, delays in the shaft sinking or development of the mining stopes due to lower productivities may delay the start-up of commercial production.  The mill is being re-commissioned after nine years of shutdown and the feasibility study anticipates increased mill throughput and recoveries compared to actual past performance.  Blending of harder ore types with softer ores will be required to maintain the proposed production rates and higher mill recoveries are anticipated as result of more consistent feed rates, the installation of intensive cyanidation equipment and expansion of the gravity circuits.

Mining Risks and Insurance

A risk analysis conducted by RPA as part of the Updated Feasibility Study indicated that the non-economic risks associated with the Casa Berardi Project are generally low.  The following specific factors were ascribed a 'medium' risk level in the assessment:  Geotechnical – ground control problems experienced by previous operators;  Dilution - low cohesion in hanging wall faults could potentially cause dilution beyond current estimates;  Mineral Reserve Extraction – Mineral reserves include no allowance for pillars, and extraction rates are in the high end of the range for the selected mining methods; and Mill Throughput - increases from past rates of mill throughput are limited by the grinding circuit.  While the Company believes that the current mining plan addresses the foregoing, these risks have not been eliminated and it is possible that the occurrence of one or more of such factors could have a material adverse effect on the Company's financial condition and results of operations.

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Aurizon’s financial performance and results of operations.  The Company carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

In addition, the Company may become subject to liability for pollution, cave-ins, or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons or the Company may become subject to liabilities that exceed policy limits.  In such cases, the Company may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Uncertainty of Mineral Reserves and Mineral Resources

Mineral reserves and mineral resource figures contained and incorporated, or deemed to be incorporated, by reference in this Annual Information Form are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources.  Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company’s reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, and from changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

 Financing of Exploration Programs

There are mineral reserves on Aurizon's Casa Berardi property, but Aurizon may carry out further exploration on this property with the objective of establishing additional economic mineral reserves. Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by Aurizon on its mineral properties will result in discoveries of commercial mineral reserves.  If Aurizon's efforts are not successful at individual properties, the expenditures at those properties will be written off.  If Aurizon's exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of Aurizon's properties may depend upon Aurizon's ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that Aurizon will be successful in obtaining the required financing on commercially reasonable terms, or at all.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to explore and develop its properties.

Government Permits

Commencement of production at Casa Berardi Project will require approvals, permits and certificates of authorization from different government agencies, including those approvals, permits and certificates referred to in this Annual Information Form.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company’s control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs and cause delays in the development of the Casa Berardi Project, depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of a mine or mines.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of the Company’s operations are subject to reclamation, site restoration and closure requirements.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Title to Properties

While the Company has verified title to its properties according to usual industry standards for the stage of development of such properties, the procedures undertaken do not guarantee the Company's title.  Properties may be subject to prior unregistered agreements or transfers or aboriginal land claims, and title may be affected by undetected defects.

Conflicts of Interest

Certain of the directors of Aurizon are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions.  Accordingly, mineral exploration opportunities or prospects of which such persons become aware will not necessarily be made available to Aurizon.  The directors and officers intend, however, to allocate these to such companies on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate.  Although such persons have been advised of their fiduciary duties to Aurizon, there exist actual and potential conflicts of interest among these persons and situations could arise in which their obligations to or interests in other companies could detract from their efforts on behalf of Aurizon.

Dependence on Key Personnel

Aurizon’s President and Chief Executive Officer, David P. Hall, and its Executive Vice-President and Chief Financial Officer, Ian S. Walton, are instrumental in the management and day to day operations of the Company.  David P. Hall is a Chartered Accountant who has been a director and officer of Aurizon since its incorporation in 1988.  Ian S. Walton is also a Chartered Accountant who has been an Officer of Aurizon since its incorporation in 1988 and a director since 1993.  In addition, Aurizon’s General Manager, Quebec, Mr. Michel Gilbert, is significantly involved in managing the Company’s exploration and development activities in Quebec.  The Company depends on key personnel and cannot provide assurance that it will be able to retain such personnel.  Failure to retain such key personnel could have a material adverse effect on the Company’s business and financial condition.

CASA BERARDI PROPERTY

During 1998, the Company acquired from TVX Gold Inc. (“TVX”) a 100% interest (subject to a royalty interest described below) in the Casa Berardi property which comprised 284 mineral claims, two mining leases and all of the existing infrastructure.  The Company paid $2 million and agreed to pay an additional $4 million on the earlier of August 27, 2001 or at the start of commercial production, and a 2% to 4% gold indexed net smelter royalty, to a maximum of $10 million.  In addition, the Company assumed a liability for reclamation work, estimated at $1,555,000.

On July 5, 2001, the Company entered into an agreement to defer the outstanding payment of $4 million related to the acquisition of the Casa Berardi property for two years until August, 2003.  In consideration, Aurizon issued one million (1,000,000) common shares and issued an additional 960,153 common shares in payment of interest at 10% per annum on the outstanding payment, which was secured by a lien on the buildings, machinery and equipment at Casa Berardi.

On July 5, 2002, Aurizon exercised its right of first refusal to match a third party offer, and acquired the TVX residual interest in the Casa Berardi property, which comprised an outstanding payment of $3.9 million and a gold indexed net smelter royalty, for cash consideration of $5 million.  As a result, Aurizon currently owns a 100% interest in Casa Berardi.

Information in this Annual Information Form that is of a scientific or technical nature relating specifically to the Casa Berardi Project under the headings "Property Description and Location", "Accessibility, Climate, Local Resources, Infrastructure and Physiography",  "History" "Geological Setting", "Mineralization", "Exploration and Development", "Drilling", "Sampling, Analysis and Security", “Environmental Considerations”, “Required Project Environmental Approvals, and Site Rehabilitation”,  has been prepared by or under the supervision of Ghislain Fournier, P. Eng., Principal Engineer of the Company and a Qualified Person as the term is defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and is derived from a report prepared by the foregoing entitled “Technical Report Casa Berardi Project, Northwestern Quebec” dated June 9, 2005 (the “Casa Berardi Report”).

Property Description and Location

The Casa Berardi property is located in the Province of Quebec, approximately 95 km north of the town of La Sarre, in the James Bay municipality (see Figure 1).  The property extends along an east-west axis for more than 37 km and reaches 3.5 km in width.  The overall property covers several thousand hectares.  However, the area directly involved in the current Casa Berardi Project covers only a few hundred hectares.  The East and West Mines, separated by the Principal Zone, are located along a 5 km mineralized corridor.

A 38 km all-season gravel road off the paved road, linking the village of Villebois to the Selbaie mine, provides easy access to the property. A gravel road links the East and West Mines infrastructure.

Surface and underground infrastructures at the East and West Mines when acquired by Aurizon include, among others, a crushing plant, a 2200 tonnes per day processing plant, a tailings pond, maintenance facilities, administrative buildings, a hoistroom, headframe and 379 metre shaft (East Mine), declines (East and West), underground workings and mining equipment.  Figure 2 shows the general site plan and existing infrastructures.

The property currently comprises 299 contiguous designated claims, covering a total of 16,155.73 hectares, and two (2) mining leases (BM 768 and BM 833), covering  397.09 and 84.35 hectares respectively, for a total of 16,637.17 hectares. Mining lease BM 768 expires on April 28, 2008 and mining lease BM833 expires in 2015.  Taxes for the mining leases approximate $18,000 per year.

Other legal titles, under the name of Aurizon, include the non-exclusive lease BNE 0010752, the tailings lease 70,218, and an additional five (5) hectares of land contiguous to mining lease 768 for rock waste material storage.  Gescad Inc. manages the mining titles for Aurizon and produces an update on the titles once a year.  All rents, statutory works and tax payments are in good standing as at March 1, 2006.

Figure - Location map of Casa Berardi project

CASA BERARDI PROPERTY
WEST MINE
EAST MINE
Selbaie Mine
Power line 120 Kv.
Future optical phone line
COCHRANE DISTRICT
MUNICIPALITÉ DE BAIE-JAMES
ONTARIO
QUÉBEC
COLLINES
DIEPPE
COLLINES KAGWADJI
MONTS DELOGE
COLLINES FENOUILLET
Val-Paradis
Villebois
393

SCALE

0 5,0 10 km

AURIZON

CASA BERARDI Project

LOCATION MAP OF CASA BERARDI PROJECT

LOCA_TOPO_ANG.CDR

Figure 2 - General Site Plan

N
W
E
RECHER TWP
DIEPPE TWP
RAYMOND TWP
CASA-BERARDI TWP
10000 E
15000 E
10000 N
Waste pile
Ramp portal
Dry house
New shaft location
Potable water tank & well
Power line 25Kv
Former settling pond
Fire pump station
La Sarre
Waste pile
Ramp portal
Mill & administration building
Process Water pond
Proposed settling pond
Cell #3
Cell #1
Tailing
Power line 120Kv
Process pond dam
New Cell #4
Aurizon
MJL Expl
Explorers Alliance Corp
Explorers Alliance Corp

PLANIFIÉ PAR :	
TRACÉ PAR : R.G. 05/06/31	
VERIFIÉ PAR :	
ECHELLE : 1:25 000	
PATH :	
PLAN No :	
FICHIER :	

AURIZON

Division CASA BERARDI | MINE Génarale

ZONE : Property PLAN VIEW

Environmental approvals obtained by previous owners and transferred to Aurizon cover the following aspects of the project:

•

ore extraction, beneficiation and implementation of a tailings pond for the East Mine;

•

operation of the West Mine;

•

operation of a pit for clay material;

•

operation of a quarry;

•

Kaackakosiq water stream diversion at the East Mine;

•

operation of a cement plant;

•

installation of a septic tank near the East Mine hoist shaft.

The following approvals and modifications to existing approvals have been obtained by Aurizon:

•

authorization certificate for the extraction and ore processing at the East Mine site was modified on September 10, 2001 to increase the production rate at the concentrator;

•

authorization certificate for the operation of the West Mine was modified on February 21, 2001 to increase the production rate to 3920 tonnes per day;

•

groundwater abstraction notice prepared for the drinking water wells and the mine water pumping system for East mine was acknowledged by the Ministry of Environment on June 26, 2003;

•

site rehabilitation plan for the East and West Mine sites was approved by the Ministry of Natural Resources on May 8, 2000.  Aurizon received approval to add a new 5 hectares waste rock pile to their site rehabilitation plan on April 11, 2003.

In addition to sectorial authorizations such as a permit to operate/construct on forest lands and the verification with the Quebec Ministry of Natural Resources, Fauna and Parks for approval of the location of existing waste rock piles and the mill, the following approvals must be obtained to commence  production in the upper part of the West Mine:

•

amendment to the existing approval of the West Mine activities to indicate the new depth of the shaft and access ramp established at level 690 and the modifications to the design of the underground water settling reservoir;

•

approval for the sanitary waste septic systems;

•

notification to the Ministry of Environment that the existing installations for the Inco SO2-Air cyanide destruction process will be used;

•

amendment to the existing approval for increased capacity of the tailings pond;

•

approval for an additional 76 hectares of land contiguous to tailing lease 70218 to cover increased capacity of the tailings ponds;

•

existing abstraction notices should be revised to include any changes to the pumped volume of groundwater;

•

inspection and approval of the SO2 and elution pressure storage vessels;

•

approval for proposed water treatment system of final effluent;

•

new surface pumping system for fire protection at the West Mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The Casa Berardi property is located 95 km north of the town of La Sarre, in the James Bay municipality in the Abitibi region of northwestern Quebec and is accessible by road from La Sarre.  A 38 km all-season gravel road off the paved road linking the village of Villebois to the Selbaie mine, provides easy access to the property.  A gravel road links the East and West Mines infrastructure.

Climate

The average yearly mean temperature for the area is slightly above the freezing point at 0.8°C.  The average temperature in July reaches 16.8°C while for January it averages -17.9°C.  According to precipitation data gathered between 1961 and 1990, the average annual precipitation is 856 mm of water.  Rain precipitation is more intense in September with an average of 113 mm.

Local resources

Qualified manpower is readily available from the La Sarre area, a municipality of 7,728 inhabitants (2001 census).  Aurizon is currently relying on experienced staff and personnel with good mining expertise at the Project site and at the administrative office located in Val-D’Or.

Infrastructure

Existing infrastructure

Existing surface and underground infrastructure at the East Mine at the time of acquisition by Aurizon include a 55 km long, 120 kV, power line, coming from Normétal, (supplies power to the site); a 2200 tpd mill with expansion capacity to 2600 tpd; a tailings pond composed of three (3) cells, a polishing pond and a process water pond; a crushing plant; a two-storey administrative building covering an area of 1887 m2 with office space including a conference room, a warehouse, a dry, an infirmary, a laboratory, a main garage of 970 m2, a millwright shop and an electrical shop; a warehouse for reagents and lubricants; a second garage covering an area of 430 m2 used as a core shack; a pumping station; a backfill plant located at the ventilation raise collar; a hoistroom, headframe and a 379 m deep shaft; a decline down to the 565 m level; a series of ramp-connected levels.

Existing surface and underground infrastructures at the West Mine include  a backfill plant including a compressor room and a ventilation raise intake; settling ponds;  pumping station;  380 m2 garage; a dry house with offices and warehouse; a second warehouse; a camp to accommodate construction crews; a gate house; a decline down to the 460 m level providing access to all intermediate levels between 145 and 460 m levels.

There is no infrastructure related to the Principal Zone. A 5 km long track drift joins the East and West Mines and provides access to the Principal Zone at the 280 m level.

New Infrastructure by Aurizon

Aurizon has completed the following additional infrastructure:

•

on surface, site construction has been completed. A new head frame has been erected, along with a hoist room, and surface ore and waste bins.  Mechanical and electrical hoist installations are also complete;

•

modifications to the existing ventilation system are near completion;

•

underground, the shaft has been raised up from the 550 meter level to the shaft collar bottom.  The 42 meter deep shaft collar construction was completed last year.  Installation of services required for shaft sinking have been completed.  The shaft has been slashed to more than 325 metres below surface, representing 40% of the required development, and slashing will continue to the end of the shaft raise at the 550 metre level.  Conventional sinking is planned from the 550 metre level to the 790 metre level;

•

underground lateral development is progressing, achieving budgeted productivity.  The ramp has been extended to 690 metres below the surface, achieving 75% of the required development.  Seven working ore development headings have been accessed and development along the 650 and 670 metre ore levels is in progress;

•

underground vertical development is ongoing.  The ventilation raise has been completed from the 280 metre level down to the 550 metre level.  The fill raise, which currently doubles as the auxiliary ventilation raise, has been completed from the 550 metre level down to the 670 metre level;

•

stope preparation will be initiated in the third quarter, three months ahead of scheduled production start-up, in Zone 113 and Zone NW;

•

work on the refurbishment and modification of the Casa Berardi mill is underway.

Physiography

The topography of the Casa Berardi Project is generally gentle and is mostly characterised by swamps and thick overburden coverage (up to 60 m locally).  The average elevation varies between 270 and 360 m above sea level. An esker crosses the property south of the West Mine and was once quarried for gravel.  According to the map of ecological regions of Québec, the area falls within the boreal zone and the spruce and moss domain.  The forested zones are characterised mainly by jack pine and spruce and have generally been logged. Regarding the project construction area, it is characterised by swamps and is therefore classified as a bare to semi-bare wetland.  The Turgeon River crosses the property in its western part while Raymond Lake is located to the east of the mines.

History

Prior Ownership and Previous Work

In 1974, Inco Gold Co. ("Inco") staked the first claims of the Casa Berardi property.  Prior to that, the area had been explored for base metal and iron formation.  The discovery hole was drilled in 1981 and in 1983, a joint venture agreement was reached between Inco and Golden Knight Resources Inc. Subsequent work ultimately led to the opening of the East Mine in 1988 and to commercial production from the West Mine in 1990. In 1991, TVX acquired Inco's 60% interest in the project.

In January 1997, TVX announced the closure of the East Mine followed two months later by the closure of the West Mine.

Aurizon completed the acquisition of all Casa Berardi assets and mining rights in August 1998.

Between 1998 and 2004, Aurizon conducted  surface exploration programs with the objective of defining more resources.  Aurizon completed 390 new holes and deepened 3 previous holes for a total of 145,169 metres.

In the West Mine area, the main achievement is the discovery of the Zone 113 and 117N to 123 zones.  In the East Mine area, the program led to the discovery of the 140 and 157 zones.  In addition, drilling has been performed along the dip extension down to 1,500 metres.

In 2003, Aurizon initiated an underground exploration program to increase the confidence level in the resources of  Zone 113 by drilling from underground access at the 550 m level.  This program upgraded the resources of Zone 113 to the Indicated mineral resources category.

In January, 2005, Met-Chem Canada Inc. (“Met-Chem”) completed a feasibility study based on the Indicated Mineral Resources above level 700 metres in the West Mine area of the Casa Berardi Project

In October 2005, Roscoe Postle & Associations completed the Updated Feasibility Study integrating the results from the January 2005 feasibility study and a January 2005 resources estimate both completed by Met-Chem Canada Inc.  See "Updated Feasibility Study" below.

Historical Mineral Resources and Mineral Reserves

Past Production

Previous production at the Casa Berardi underground mine is reported to have commenced at the East mine in September 1988 and at the West mine in April 1990.  Mining operations are reported to have been  performed from ramps accessing the upper part of the deposits at the East and West mines, from which a total of 3.5 million tonnes, at an average gold grade of 7.1 grams per tonne, is reported to have been extracted between 1988 and 1997 to produce 688,000 ounces of gold.  The mine closed in the spring of 1997 and the Company acquired the Casa Berardi Project in August 1998.

Geological Setting

Regional and Local Geology

The Casa Berardi Project is located in the Northern part of the Abitibi subprovince, a sub-division of the superior province, the Archean core of the Canadian Shield. The project area belongs to Harricana-Turgeon Belt (Lacroix 1991, 1994), which is a part of the North Volcanic Zone (Chown et al. 1989).

More specifically, the regional geology is characterized by a mixed assemblage of mafic volcanics and mostly flyshic sedimentary unit iron formations and graphitic mudrocks limited by large batholith with granodioritic to granitic composition.

Structurally, the property is enclosed in the Casa Berardi Tectonic Zone, a 15 kilometres wide corridor that can be followed over 200 kilometres.  The network of East-West to East-South-East and West-North West ductile high strain zones follows principally lithological contacts.

Property Geology

Stratigraphic Divisions

Property geological environment is centered on the Taïbi volcano-sedimentary domain, which is limited to the north by the Recher batholith and to the south by different volcanic domains of tholeiitic affinity. The Dieppe domain covers half of the south western part of the property and the Turgeon domain lies immediately south of the eastern half of the property. Dieppe volcanism is recognizable by thick (up to 100 m) massive flow or volcanic conduit with sub-ophitic textures indicating a deep volcanic environment with high magma generated rate.

Well defined sedimentary units in the flyshic sequence, like magnetite rich wacke and conglomerate, can be traced over tens of kilometers without significant facies variations.  Inserted volcanics units with 5 to 15 kilometer extensions inside the sediments have the form lenses shape structures.  Smaller lenses of a few hundred meter width are included inside the Casa Berardi deformation zone.

Structures

The Casa Berardi Fault is defined in the Casa Berardi area by an unconsolidated tectonic breccia corresponding to graphite rich sediment sequence at the base of the Taïbi domain, a northern continuous mafic fragmentary volcanic units and a southern polymicte conglomerate unit.

Alteration and Metamorphism

The regional metamorphism at lower greenshist facies, present elsewhere in the Harricana-Turgeon Belt, is locally influenced by a series of syn-tectonic batholith with associated thermic aureole.  The Recher thermic aureole limit follows the northern limit of the property located at around 2 km from the batholith limit and from the Casa Berardi Fault.  At depth, observations and gravimetric profile linked to metamorphic rocks indicate a contact dipping south toward the Casa Berardi Fault.

Mineralization

Mineralization volumes come from polyphased low sulphides quartz veins, centimetric to decimetric quartz veins networks with disseminated sulphides in host rocks and iron formation and pyrite rich chert highly carbonatized.  Gold mineralization can be illustrated schematically by a detachment along a lithological contact showing a strong rheological contrast.  The Casa Berardi vertical fault plane is the main discontinuity.  However, near the fault or in the middle of the deformation zone, fold noses in basalt and conglomerate generate quartz vein systems with associated shearing and faulting.  Examples of the two contexts co-exist in each deposit.

Veins contain only minor sulphides (1-3%) including mainly arsenopyrite, pyrite, and trace amounts of sphalerite, chalcopyrite, pyrrhotite, tetrahedrite, galena and gold. Arsenopyrite is the main gold bearing sulphide present in all veins of the deposit.

Exploration and Development

Following the acquisition of the Casa Berardi Mine, Aurizon outlined a large surface drilling program to investigate the West Mine Area. A total of more than 76,000 metres of core was drilled during the 1998-99 campaign.  The program resulted in the discovery of Zone 113 and other smaller mineralized bodies.  To increase the confidence level of the mineral resources and prove the potential of a mining operation, an underground exploration program was planned and initiated in April 2003 to test the continuity of the mineralization of Zone 113.

In 2003, the West Mine ramp was extended 1,074 metres from the 450 metre level down to the 550 metre level, to provide access to the 113 Zone for metallurgical testwork and to provide drill bases for in-fill definition drilling.  Approximately 44 metres of the exploration drift were complete by year-end, allowing the completion of 1,400 metres of definition drilling.  A further 21,000 metres of surface exploration drilling was completed in the area of Zones 118-120 during 2003, where an inferred gold resource has been outlined.

The major underground exploration program that was initiated in early 2003 at Casa Berardi continued during 2004, along with the substantial completion of a revised feasibility study by year-end as well as completion of certain surface infrastructure.  The following work was completed in 2004 at Casa Berardi:

•

Surface foundations for the headframe, back legs, hoist buildings and ore bins

•

42 metre concrete shaft collar

•

Shaft pilot raise from the 550 metre level to surface

•

878 metres of exploration track drift on the 550 metre level

•

32,400 metres of definition drilling of 224 holes

•

20,700 metres of surface exploration drilling of 34 holes

•

Detailed engineering for the shaft and surface infrastructure

•

102 metres of ventilation raising

•

1,590 metres of ramps down to the 550 metre level and access drifts to the shaft raises

Drilling

Drilling Program 2003-2004

In April 2003, Aurizon began an underground exploration program to test the continuity of the mineralization of the previously outlined Zone 113. The program included the development of a ramp from level 450 of the West Mine down to level 550, the development of an exploration drift (550 level).

The program successfully delineated the mineralized sectors and the relationship between the different lenses interpreted in the earlier model. The new drilling shows that the mineralization is associated with a large folded quartz vein along the Casa Berardi Fault.  Folding is complex and the vein geometry is very variable.

The quartz vein is located in sedimentary rocks that are predominantly wacke and mudrock types. The Casa Berardi Fault, that runs east-west and has a dip of ± 80 degrees to the south, cuts all the lithologies and mineralization. North of the fault, the rock type changes to a thick sequence of wacke that is very homogeneous. Gold grade from sample to sample is very variable, however vein grade is quite consistent. High grade portions are associated with free gold mineralization that is easily observed in the core.

Hole collars were surveyed by mine surveyors. Hole deviations were measured using Reflex instruments that provide azimuth and dip at intervals of 50 meters. In addition, dip angles were measured at intervals varying from 6 to 25 meters along the hole using Microsync or Easy Dip instruments. All of these instruments provide accuracy well below one degree.

Drilling Program 2005 – 2006

Development and definition drill programs are currently underway with the objective of increasing the Project’s initial six year mine life.  Three underground rigs and four surface exploration rigs are currently active on site.  In 2006, 23,000 metres of surface exploration drilling is planned to test the extension of the open pit, inferred mineral resource in the area of the East mine, and to test the dip extension of the Casa Berardi fault, west of the West mine area.  In addition 14,000 metres of underground drilling, from the existing 550 metre track drift, is planned to further delineate the inferred resources contained in Zones 118 to 120.

On February 1, 2006, the Company reported the discovery of a new gold bearing vein found in proximity to the Casa Berardi Fault, 200 metres below and 200 metres east of Zone 113, the main gold bearing zone of the current known deposit.  The new gold bearing zone is open to the east and at depth.

Drilling completed along the dip extension of Zone 113 indicates that the gold bearing trend leaves the fault system and moves along the contact between a conglomerate unit and associated sediments.  The system can be traced to 300 metres below the present reserves.  Best results returned in the dip extension of Zone 113 were 6.7 grams/tonne over 6.0 metres and 8.2 grams/tonne over 3.1 metres.

Further east, a new quartz vein system has been discovered along the Casa Berardi fault.  Grades in this new vein are similar to that of Zone 113.  Best results returned 8.4 grams/tonne over 7.1 metres (including 14.0 grams/tonne over 4.1 metres) and 12.2 grams/tonne over 7.2 metres.  The highest grades found in Zone 113 have been adjacent to the Casa Berardi Fault.

The gold bearing system has been traced with wide spaced drilling up to 800 metres east of Zone 113.  Closer spaced drilling will be completed in the following months.

Stacking of large quartz zones along the Casa Berardi fault, separated by lower grade areas, is a common feature at Casa Berardi.

East Mine crown pillar

Drilling is currently in progress in order to build an updated mineral resource estimate for the East Mine crown pillar and resources located above the 300 metre level.

Drilling exploration program

The underground exploration program is part of an active ongoing drilling program initiated in 2005 with the objective of increasing the current mineral reserves.  Four surface rigs and three underground rigs are currently active on site.  The drilling program includes:

-

6,000 metres of surface and underground drilling , the objective of which is to attempt to confirm and increase open pit inferred mineral resources in the East Mine area;

-

14,000 metres of underground exploration drilling from the 550 metre level track drift with the objective of upgrading the quality of the existing inferred mineral resources, initially, to an indicated mineral resource category and, ultimately, to a mineral reserve category, upon completion of an appropriate mining plan;

-

16,000 metres of surface drilling to continue to explore the large land position along the gold bearing folded corridor, defined from prior exploration.  The current surface exploration program is focussed mainly along the western dip extension of the West Mine, 100 to 400 metres west and 200 to 500 metres deeper than the contour of mineral reserves of the Lower Inter Zone.

There is no assurance that the program will achieve the stated objectives.

Sampling, Analysis and Security

The following is a summary of the Company’s procedures for the sampling and analysis of drill results.

Selection of samples is determined visually by Aurizon's geologists according to geology, and approximately 40% of the borehole length is typically sampled.  For the majority of the holes, the presumed mineralized section samples are split with a diamond saw.  One half is placed in bags duly identified for assaying while the other half of the core is retained in core boxes stored at the mine.  Sample lengths average 1.3 m.

Sample Preparation and Security

Aurizon employees prepare all samples for assaying directly at the mine site. Upon receipt of core boxes, core is washed, verified for accuracy, and photographed. Following that, RQD measurements are carried out for the whole length of the holes. Then a geologist describes the core geology and records geological and structural data into a digital logging package.  Sample positions are identified and sample tags placed under the core in the core boxes at the end of each sample.  The beginning and end of each sample is also marked on the core.

Core shack employees verify holes to be sampled then proceed with the sample collection using a rock saw.  Selected portions are sawn in half.  One half is placed in bags with the corresponding tag number and the other half is placed back in core boxes.  At the end of each day, samples are put in plastic bags with an identification tag, bags are folded and attached to prevent spillage.  Each batch of six to eight samples is put in larger bags for transportation.  A list of all samples is attached to the shipment and a copy faxed to the laboratory.  Samples are shipped to LaSarre via Aurizon bus transport, and sent by regular bus to Rouyn-Noranda to be collected by the lab personnel.

Analysis

Core samples are analysed at SGS Laboratories of Rouyn-Noranda.  Upon arrival at the lab, samples are sorted by number and checked according to the sample shipment list.  If humid, they are dried in the oven for a few hours.  When the samples are dried, they are put through a jaw crusher for primary crushing at ¼ inch.  Samples are then crushed to 95% passing 10 mesh in a Rhino crusher, split in different steps to have a 200- 300 g sub-sample which was ground to 90% passing 200 mesh.

A 30 g sub-sample was prepared and weighed for assay.  Each 30 g sample was analysed by the Fire Assay Technique and gravimetric finish.

Quality Assurance and Quality Control

For the entire 2004-2005 drilling program, the primary laboratory was SGS of Rouyn-Noranda (Bourlamaque in 2003) and the secondary laboratory was Chimitec (Chemex) of Val D'Or. SGS has its own QA/QC program that consists of insertion of blank samples at a rate of 1 every 28 samples, one Certified Reference Material (CRM) at the same rate, and pulp duplicates at a rate of 1 every 13 samples.  In addition, Aurizon inserted pulp CRM at a rate of 4% (1 every 25) and selected 159 pulp samples for re-assay.

Chimitec assayed 10% of the sample pulps prepared by SGS and approximately 4% of the coarse rejects also coming from SGS. Chimitec has its own QA/QC program and results were sent to Aurizon with every Assay Certificate.

Both laboratories used the Fire Assay Technique with gravimetric finish. All results are reported in grams per tonne and were sent electronically to Aurizon followed by an original and signed certificate.

Environmental Considerations

In addition to the environmental permits transferred from the previous owners, a series of approvals were obtained by Aurizon.  Modifications to the permits will be required to reflect the proposed mining plan, milling rate and tailings management.

Project Environmental Approvals Received

•

Amendment to the existing approval of the West Mine activities to indicate the new depth of the ramp established at level 690 m and the modifications to the design of the underground water settling reservoir;

•

Amendment to the existing approval for the mill activities to indicate the modifications to the process and the new approach for cyanide destruction using the existing installations for the Inco SO2 Air cyanide destruction process.

Required Project Environmental Approvals

Certificates of authorization from the Ministry of Environment of Québec (MENV) were issued to Aurizon in 2001 for the then planned increased capacity of both the West Mine and the process plant. The modifications that have since been made to the Project were verified in order to determine if these changes warrant modifications to existing environmental approvals or the issuance of new ones. The following environmental approvals will be required for implementation of the Project:

•

Amendment to the existing approval for the increased capacity of the tailings ponds;

•

Approval for the sanitary wastewater treatment systems;

•

Approval for an additional 76 hectares of land contiguous to tailing lease 70218 to cover increased capacity of the tailings ponds;

•

Approval for proposed water treatment system of final effluent.

Site Rehabilitation

The site rehabilitation plan for the Project East and West sites was approved by the Ministry of Natural Resources on May 8, 2000 and cost details were updated to reflect modifications proposed in the Updated Feasibility Study, dated October 26, 2005 (RPA Report).

Updated Feasibility Study

In October 2005, RPA completed the Updated Feasibility Study on the Casa Berardi Project.  The Updated Feasibility Study integrates the results of a feasibility study and a resource estimate, both completed by Met-Chem Canada Inc. in January 2005, with subsequent updating information from Aurizon, and independent assessment by RPA.  The Met-Chem feasibility study was based on reserves above the 700 metre level, and the resource estimate covered the area below the 700 metre level.  Subsequent to the completion of Met-Chem’s work, Aurizon has completed further drilling, new resource estimates, and additional mine planning; obtained updated pricing on major equipment and contracts; and begun surface construction, shaft sinking, and underground development.  RPA reviewed the feasibility study, updating information from Aurizon, and completed further work necessary to produce the Updated Feasibility Study, including a new Mineral Resource estimate of the Lower Inter Zone.

Information contained under the following headings in this Annual Information Form that is of a scientific or technical nature relating to the Casa Berardi Project has been prepared by or under the supervision of Graham G. Clow, P.Eng., Principal Mining Engineer, of RPA, a "qualified person" as the term is defined in NI 43-101, and is derived from a report dated October 26, 2005 (the "RPA Report"), prepared under the supervision of Mr. Clow of RPA, entitled "Technical Report on the Casa Berardi Project", a copy of which has been filed under the Company's profile at www.sedar.com.

Mineral Resource and Mineral Reserve Estimates

Mineral Reserves

Table 1-1 below summarizes the Updated Feasibility Study mineral reserves estimate for five separate zones of the Casa Berardi Project: 113 Zone, Lower Inter Zone, South West Zone, North West Zone and 111 Zone.  These areas are believed by management of the Company to have the best potential for economic extraction due to size, grade, and proximity to existing workings and infrastructure.

Table 1-1 Mineral Reserves
Zone	Category	Tonnes	Grade (g/t Au)	Contained Ounces
113	Probable	2,935,000	9.11	859,900
Lower Inter	Probable	1,190,000	6.08	232,600
South West	Probable	420,000	4.12	55,600
North West	Probable	162,000	5.99	31,200
111	Probable	112,000	6.19	22,400
Low grade development	Probable	89,000	3.88	11,100
Total		4,908,000	7.69	1,212,800

Notes:

•

Canadian Institute of Mining, Metallurgy & Petroleum ("CIM") definitions were followed for mineral reserves.

•

Mineral reserves are estimated at a cutoff grade of 4 grams per tonne ("g/t") of gold ("Au").

•

Mineral reserves are estimated using an average long-term gold price of US$400 per ounce, and a US dollar to Canadian dollar exchange rate of 1:1.25.

•

A minimum mining width of three metres was used.

•

Bulk density is 2.70 t/m3 for 113 Zone, 2.77 t/m3 for other zones.

•

Low grade development reserves consist of development ore outside of stope outlines.

Mineral reserves were estimated for a longhole open stoping mining method without pillars, mined in a primary-secondary or longitudinal retreat sequence.  Stopes will be backfilled after mining using cemented rock fill or unconsolidated waste rock.  A 97% mining extraction was applied to stopes in all zones.

Dilution was estimated using results from geomechanical modelling of hangingwall and footwall stability.  An allowance was added for backfill dilution.  Across all mining zones, dilution averages 14%.

Mineral Resources

The Updated Feasibility Study mineral resource estimates for the Casa Berardi Project are summarized in Table 1-2 below.  Total indicated resources, which include the portion of undiluted resources that have been converted into mineral reserves, are estimated at 6,834,000 tonnes at 7.56 g/t Au.  Of this total, an amount of 4,113,000 tonnes at 9.19 g/t Au has been converted into mineral reserves.  Estimated inferred resources are 5,649,000 tonnes at 6.52 g/t Au.  Mineral resources are classified based on density of drill hole data and continuity of the auriferous zones.

Indicated resources not converted into reserves total 2,721,000 tonnes at 5.11 g/t Au, by simple subtraction.  In the case of the low-grade South West Zone, resources were converted to reserves only as required; more tonnage at or near the cut-off grade is readily available.  Drilling is ongoing in 111 Zone and future updates may change the proportion of resources converted to reserves for this zone.

Table 1-2 Mineral Resources
	Indicated Resources		Inferred Resources
Location	Tonnes	g/t Au	Tonnes	g/t Au
West Mine
113 Zone	2,874,000	9.94	--	--
Lower Inter Zone	1,185,000	7.27	--	--
111 Zone	307,000	5.61	--	--
North West Zone	174,000	7.03	--	--
South West Zone	688,000	4.70	--	--
Inter Zone	124,000	4.43	--	--
104 Zone	--	--	115,000	6.62
109 Zone	--	--	125,000	9.11
117-123 Zone	--	--	1,704,000	6.10
Principal (surface pillar)	339,000	5.51	1,647,000	6.43
Principal (below pillar)	316,000	7.01	1,316,000	6.50
Total West Mine	6,007,000	8.00	4,907,000	6.41
East Mine
Crown Pillar	827,000	4.47	81,000	7.48
North Zone	--	--	193,000	10.10
Cherty Zone	--	--	225,000	6.80
Zone 160	--	--	243,000	5.40
Total East Mine	827,000	4.47	742,000	7.27
Grand Total	6,834,000	7.56	5,649,000	6.52

Notes:

•

CIM definitions were followed for mineral resources.

•

Mineral resources are estimated at cutoff grades of 4 g/t Au for 113 Zone, Lower Inter Zone, 111 Zone, North West Zone, and South West Zone, 1.3 g/t Au for the East Mine Crown Pillar (open pit), 4.31 g/t Au for the rest of the East Mine and 3 g/t Au for all other zones.

•

Mineral resources are estimated using an average long-term gold price of US$400 per ounce and a US dollar to Canadian dollar exchange rate of 1:1.25.

•

Minimum mining widths of two to three metres were used.

•

Indicated mineral resources are inclusive of mineral reserves.

•

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Production Estimates and Cash Flow Projection

The total scheduled ore to be mined and processed over the mine life of the Casa Berardi Project is set forth in the following table:

Table 2-1 Production Schedule
	2006	2007	2008	2009	2010	2011	2012	Total
113 Zone
Ore tonnes	78,000	497,000	632,100	553,600	424,000	392,300	352,900	2,929,900
Grade g/t Au	9.1	11.0	9.8	9.0	8.5	7.6	7.8	9.1
Lower Inter Zone
Ore tonnes	--	--	43,200	205,100	359,000	347,200	235,300	1,189,800
Grade g/t Au	-	-	4.3	6.6	6.6	5.8	5.6	6.1
South West Zone	-
Ore tonnes		60,000	91,800	23,300	-	50,500	96,000	321,600
Grade g/t Au	-	4.2	4.1	4.1	-	4.2	4.4	4.2
North West Zone
Ore tonnes	36,300	116,200	9,100	-	-	-	-	161,600
Grade g/t Au	5.8	6.1	5.7	-	-	-	-	6.0
111 Zone
Ore tonnes	-	-	-	-	-	-	112,200	112,200
Grade g/t Au	-	-	-	-	-	-	6.2	6.2
Low-grade Development
Ore tonnes	1,000	5,000	29,000	21,000	20,000	13,000	-	89,000
Grade g/t Au	3.9	3.9	3.9	3.9	3.9	3.9	-	3.9
Mill Feed
tonnes	115,300	678,200	805,200	803,000	803,000	803,000	796,400	4,804,100
Grade g/t Au	8.0	9.5	8.6	8.1	7.5	6.6	6.5	7.8

RPA generated a base case pre-tax cash flow projection for the Casa Berardi Project from the life of mine production schedule and capital and operating cost estimates.  The projection was estimated using a gold price of US$400 per ounce and an exchange rate of US$1.00 = $1.25.  On a stand-alone basis, the undiscounted pre-tax cash flow of the Casa Berardi Project totals $107.2 million over the mine life, and simple payback occurs near the mid-point of 2009 (32 months from start of production).  The total cash cost is US$219 per ounce of gold.  The mine life capital unit cost is US$102 per ounce, for a total production cost of US$321 per ounce of gold.  Average annual gold production during operation is 177,000 ounces per year.  Net present value at a 5% discount rate is $67.6 million, and the internal rate of return is 23%.

The pre-tax cash flow projection for the Casa Berardi Project was based on the key criteria and assumptions set forth in the following table:

Table 2-2
Revenue Assumptions	Cost Assumptions
2,200 tonnes per day mining from underground (803,000 tonnes per year).	Pre-production period: 19 months (April 2005 to October 2006).
Mill recovery by zone averaging 91%.	Mine life: 6 years.
Reduction in ounces for gold entrained in mill circuit.	Life of mine production plan as set out in Table 2-1 above.
Gold at refinery 99.965% payable.	Mine life capital totals $139.6 million.
Exchange rate US$1.00 = C$1.25.	Average operating cost over mine life or $61.91 per tonne milled.
Metal price: US$400 per ounce gold.
Net smelter return includes doré refining, transport, and insurance costs.
Revenue is recognized at the time of production.

It is estimated by management of the Company that, when production commences, the Casa Berardi Project will have accumulated approximately $150 million in tax-deductible exploration, development and capital costs.

The Company does not as a matter of course make public projections as to future sales, earnings or other results.  The projected capital expenditures, production estimates, cash flow and other projections included in this Annual Information Form have been prepared by RPA and have been extracted from the RPA Report.  These projected capital expenditures, production estimates, cash flow and other projections have been included in this Annual Information Form based on the requirements of Canadian securities regulations and were not prepared with a view toward compliance with the published guidelines of the United States Securities and Exchange Commission ("SEC") or the guidelines established by the Canadian Institute of Chartered Accountants or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.  The cash flow projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments.  While presented with numerical specificity, the cash flow projections prepared by RPA are based upon a variety of estimates and hypothetical assumptions made by RPA, including the specific assumptions set forth in Table 2-2 above, and, more generally, industry performance, general economic, market and financial conditions, sales, operating and other revenues and expenses, capital expenditures and working capital requirements of the Casa Berardi Project, as well as other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control.  Accordingly, there can be no assurance that the assumptions made in preparing the cash flow projections for the Casa Berardi Project will prove accurate, and actual results may be materially greater or less than those contained in the cash flow projections.  For these reasons, as well as the bases and assumptions on which the cash flow projections were compiled, the inclusion of such cash flow projections herein should not be regarded as an indication that the Company, or any of its representatives, considers such information to be an accurate prediction of future events, and the cash flow projections should not be relied upon as such.  The Company does not intend to update or otherwise revise the cash flow projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions are shown to be in error.

Sensitivity Analyses

RPA conducted the following sensitivity analyses on the base case internal rate of return ("IRR") for the Casa Berardi Project:

Table 2-3 Sensitivity Analyses
Parameter Variables	Units	-20%	-10%	Base	+10%	+20%
Gold Price	US$/oz	320	360	400	440	480
Exchange Rate	US$/C$	1.00	1.13	1.25	1.38	1.50
Head Grade	g/t	6.2	7.0	7.8	8.6	9.4
Total Cash Cost	US$/oz	176	197	219	241	263
PPD Capital Cost	$millions	82.1	92.4	102.6	112.9	123.1
IRR	Units	-20%	-10%	Base	+10%	+20%
Gold Price	%	-1%	12%	23%	33%	41%
Exchange Rate	%	-1%	12%	23%	33%	41%
Head Grade	%	-1%	12%	23%	33%	41%
Total Cash Cost	%	33%	28%	23%	18%	11%
PPD Capital Cost	%	32%	27%	23%	19%	16%

Note:

•

PPD means pre-production period (April 2005 to October 2006).

RPA concluded that the Casa Berardi Project is most sensitive to external economic criteria related to exchange rates and gold price (Canadian dollar to US dollar exchange rates and the gold spot price).  Any further rise in the Canadian dollar will have a direct impact since costs are almost entirely in Canadian dollars and revenues are in US dollars.

RPA concluded that the head grade should not change significantly from present estimates unless there is increased dilution.  The RPA Report states that geomechanics testwork and dilution allowances indicate that this is unlikely, especially during primary stope extraction.  Should grades fall during secondary stope mining, RPA is of the view that adjustments to operating practices such as drilling patterns and ground support installations should be sufficient to reduce dilution.

Capital and operating costs were calculated by RPA from first principles using firm price quotations and known manpower and equipment productivities.  In RPA's opinion the Casa Berardi Project is not particularly sensitive to capital cost overruns.  While rises in consumable costs (fuel, power, steel) could increase unit operating costs, RPA concluded that it is unlikely such cost rises would seriously endanger project viability unless they were combined with adverse changes in other variables such as exchange rates and gold price.

Capital Costs Estimates

Pre-production Capital Cost Estimate

A breakdown of the pre-production capital cost estimate of $102.6 million in the Updated Feasibility Study is set forth in Table 3-1 below.  The estimate covers the work required to bring the Casa Berardi Project into production and includes pre-production costs incurred from April 2005 to October 2006.

Table 3-1 Pre-Production Capital Cost Estimate
Item	Units	2005	2006	Total
Mine Development
Shaft	$ 000s	8,566	7,500	16,066
Underground Development	$ 000s	8,203	15,490	23,693
PPD Operations	$ 000s	225	4,266	4,491
Subtotal	$ 000s	16,994	27,256	44,250
Plant & Infrastructure
Surface	$ 000s	7,482	5,177	12,659
Underground	$ 000s	1,864	9,322	11,186
Electrical	$ 000s	1,767	2,413	4,180
Water Management	$ 000s	964	323	1,287
Mill	$ 000s	1,834	2,940	4,774
Subtotal	$ 000s	13,911	20,175	34,086
Contingency	$ 000s	(8%) 2,439	(9%) 3,904	(9%) 6,343
Indirects
EPCM	$ 000s	391	353	744
Power/Fuel	$ 000s	1,061	1,380	2,441
Aurizon Labour	$ 000s	3,922	4,626	8,548
Owner’s Costs	$ 000s	2,519	3,689	6,208
Subtotal	$ 000s	7,893	10,048	17,941
Total	$ 000s	41,237	61,383	102,620

Notes:

•

Includes direct costs of equipment, materials and labour, as well as indirect costs such as engineering, procurement and construction management ("EPCM"), temporary construction services, camp lodging, owner’s costs and contingencies.

•

Direct costs are based on manufacturer’s quotations, purchase orders placed, terms from contracts in progress and current Aurizon costs.

•

Actual costs were used for April 2005 to June 2005.

Sustaining Capital Cost Estimate

The sustaining capital costs estimate of $36.9 million in the Updated Feasibility Study includes costs relating to contractor mine development, extension of the mine communications network, tailings management, repayment of government loans and mine reclamation and closure.  Costs are scheduled from the start of production in the fourth quarter 2006 through to the end of the mine life, currently projected to 2012, and into 2013 for reclamation and closure activities.

Table 3-2 Sustaining Capital Cost Estimate
Item	2006	2007	2008	2009	2010	2011	2012	2013	Total
Mine Development	1,218	9,086	8,116	4,472	4,352	771	-	-	28,015
Communications	-	100	100	100	-	-	-	-	300
Tailings Management	-	2,683	601	240	240	240	-	-	4,004
Loan Repayments	-	-	-	450	600	750	200	200	2,200
Reclamation & Closure	20	132	228	324	419	-	-	1,286	2,409
Total	1,238	12,001	9,045	5,586	5,611	1,761	200	1,486	36,928

Note:

•

Mine development costs are calculated using unit rates from the pre-production development contract, together with Aurizon’s updated development schedule.

Operating Cost Estimate

Estimated operating costs in the Updated Feasibility Study, averaging $47.9 million per year, are set forth in Table 4-1 below:

Table 4-1 Operating Cost Estimate
Item	Units	LOMP(1) Average
Mine Production(2)	$/t milled	21.66
Services	$/t milled	17.88
Mill	$/t milled	14.27
Administration	$/t milled	8.10
Total	$/t milled	61.91

Notes:

(1)

Life of Mine Plan.

(2)

Mine production costs include definition drilling, stope preparation, mining and equipment leasing.

Mine Life

The mine and mill complex are designed to produce and process 803,000 tonnes of ore per year at a rate of 2,200 tpd.  The Updated Feasibility Study states that it is anticipated that a total of 4.8 million tonnes of ore grading 7.8 g/t Au will be mined from the 113, Lower Inter, South West, North West, and 111 Zones.  During the pre-production phase, ore from level development and initial stoping will be stockpiled for processing during the initial production period.

Production and development have been scheduled for the complete mine life, including the pre-production period from April 2005 to October 2006, and six years of operations from November 2006 to the end of 2012.  Development was compiled by individual heading, measured from conceptual mine plans, and scheduled monthly.  The Updated Feasibility Study provides that mine life development rates average 13.4 metres per day, peaking in 2007 at 20.8 metres per day, and declining to 8.8 metres per day in 2012.

Production, starting at a rate of 1,600 tpd and ramping up to 2,200 tpd, was compiled in the Updated Feasibility Study by stope and scheduled quarterly by zone.  The Updated Feasibility Study states that it is anticipated that a majority of the production tonnage will come from the transverse mining method utilizing the primary and secondary extraction scenario.  RPA believes that this method provides a high concentration of production in a given area of the mining zone.

BEAUFOR ROYALTY INTEREST

The Beaufor Mine, situated 16 kilometers east of Val d'Or, Quebec, is comprised of 12 mineral claims, one mining lease and one mining concession with a combined area of approximately 92 acres in Pascalis and Senneville Townships. Access to the property is by a gravel road, which connects to highway 117.

On April 5, 2001, Aurizon entered into an agreement with Richmont Mines Inc. ("Richmont"), whereby Richmont acquired Aurizon’s 50% interest in the Beaufor Mine and Aurizon’s 100% interest in the adjacent Perron Property.  The sale was completed on May 1, 2001.  Consideration comprised a cash payment of $1,660,000 and a gold-indexed royalty on future production from the Beaufor Mine and Perron Property, payable as follows:

(1)

on the first 220,000 ounces of production, Aurizon will receive royalty payments of $5 per ounce on 50% of the ounces produced (i.e. 110,000 ounces) if the prevailing gold price per ounce is between US$280 and US$300.  If the prevailing gold price is US$300 per ounce or higher, the royalty increases to $12.50 per ounce;

(2)

on future production in excess of 220,000 ounces from the Beaufor Mine, Aurizon will receive a royalty which escalates from $17 per ounce at a gold price of US$300 per ounce to a maximum of $30 per ounce at gold prices in excess of US$500 per ounce, on 50% of the ounces produced.  This royalty will also be payable on 100% of any future production from the Perron Property.

Under the agreement, the Company received royalties totaling $231,000 in 2005 and has received $1.2 million to date.

DIVIDENDS

The Company has not paid any dividends on its common shares.  The Company may pay dividends on its common shares in the future if it commences mining operations and generates profits.  Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of 600,000,000 shares without par value divided into 500,000,000 Common Shares and 100,000,000 Preferred Shares issuable in series.  As at March 28, 2006, there were 139,607,048 Common Shares and no Preferred Shares of the Company issued and outstanding as fully paid and non-assessable shares.

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company.  The holders of the Common Shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine.  In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.  The Preferred Shares are redeemable on the terms set forth in the Articles, are issuable in series and rank in priority to the Common Shares on a winding up, dissolution or liquidation in respect of the amount that is equal to the quotient obtained when the stated capital account for such shares is divided by the number of Preferred Shares then outstanding, together with declared and unpaid and any cumulative and unpaid dividends accrued  thereon, and thereafter the Preferred Shares are not entitled to any further distribution of the assets of the Company.  The board of directors may determine the designation, rights, and restrictions of each series of Preferred Shares, before their issue.

The Company is party to an amended and restated shareholder rights Rights Plan agreement, dated as of June 15, 2004 (the "Rights Plan"), which will expire at the close of the annual meeting of shareholders occurring after June 15, 2007 unless the rights granted thereunder ("Rights") are earlier redeemed or exchanged.  A copy of the Rights Plan can be viewed under the Company's profile at www.sedar.com.  Each Common Share of Aurizon outstanding as at 4:00 p.m. (Vancouver time) on December 14, 2000, (the date of implementation of the original shareholder rights Rights Plan agreement approved by the shareholders of the Company), and each additional Common Share issued thereafter has been and will be issued one Right until the earlier of expiry of the Rights and the date on which the Rights become exercisable, under the terms of the Rights Plan.  The Rights trade together with the Common Shares and are not exercisable or separately transferable until the occurrence of a specified event under the terms of the Rights Plan.  Subject to the terms and conditions of the Rights Plan, the Rights may be exercisable to acquire additional common shares of the Company at a discounted price in the circumstances specified in the Rights Plan.  The Rights Plan also contains certain provisions allowing the directors of the Company to waive the application of the Rights Plan to particular transactions.

The Company currently has two formalized stock option plans for the granting of incentive stock options to the executive officers, senior managers, employees, directors and consultants (the "Plans").  As at December 31, 2005, the Plans provide that, subject to the requirements of the stock exchanges on which the Company’s shares are listed, the aggregate number of securities reserved for issuance under the Plans, together with the number of securities reserved for issuance under other outstanding incentive stock options and options for service, may not exceed 7,637,900  Common Shares.

MARKET FOR SECURITIES

Trading Price and Volume

The Company's shares are listed for trading through the facilities of the TSX under the symbol "ARZ", and on the American Stock Exchange ("AMEX") under the symbol AZK.   During the 12 months ended December 31, 2005, the Company's shares traded on the TSX as follows:

Month	Volume	High	Low
December 2005	8,918,011	$1.78	$1.28
November 2005	3,907,830	$1.48	$1.25
October 20054	1,255,453	$1.50	$1.23
September 2005	2,489,791	$1.60	$1.23
August 2005	1,404,735	$1.38	$1.17
July 2005	1,496,097	$1.29	$1.10
June 2005	906,268	$1.35	$1.12
May 2005	2,312,316	$1.48	$1.04
April 2005	2,202,192	$1.46	$1.25
March 2005	4,266,938	$1.56	$1.26
February 2005	4,021,618	$1.65	$1.48
January 2005	7,128,848	$1.80	$1.40

DIRECTORS AND OFFICERS

Name and Occupation

The following table sets forth all current directors and executive officers as of the date of this Annual Information Form, with each position and office held by them in the Company and the period of service as such.

Name, Position and Province and Country of Residence	Principal Occupation During the Past 5 Years	Served as a Director Since
Sargent H. Berner, (1) Director, British Columbia, Canada	President of Kent Avenue Consulting Ltd. since October, 2005; Associate Counsel DuMoulin Black LLP, Barristers and Solicitors since January, 2005 and prior to January 2005, Partner, DuMoulin Black LLP	1988(3)
Richard Faucher, (1) (2) Director, Quebec, Canada	Chief Operating Officer, Canadian Royalties Inc., and prior to December, 2005, President of Niocan Inc.	1999(4)
David P. Hall, Director, Chairman, President and Chief Executive Officer, British Columbia, Canada	President and Chief Executive Officer of Aurizon Mines Ltd.	1988(3)
Julie A. Stokke Kemp, Corporate Secretary, British Columbia, Canada	Corporate Secretary, Aurizon Mines Ltd.	N/A
Frank A. Lang, Director, British Columbia, Canada	Mining Executive, The Lang Mining Group	1988(3)
Brian S. Moorhouse,(1) (2) Lead Director, British Columbia, Canada	President, Vega Management Corporation, a private investment management company.	1988(5)
Robert Normand, (2) Director, Quebec, Canada	Corporate Director	1999(6)
Ian S. Walton, Director, Executive Vice-President and Chief Financial Officer, British Columbia, Canada	Executive Vice-President and Chief Financial Officer of Aurizon Mines Ltd.	1993(6)

NOTES:

(1)

Denotes member of Executive Compensation and  Corporate Governance Committee

(2)

Denotes member of Audit Committee.

(3)

Term of office as a director expires at the third next succeeding annual meeting of the shareholders subsequent to June 17, 2003.

(4)

Term of office as a director expires at the second next succeeding annual meeting of shareholders subsequent to May 17, 2005.

(5)

Term of office as a director expires at the third next succeeding annual meeting of the shareholders subsequent to June 15, 2004.

(6)

Terms of office as a director expires at the third next succeeding annual meeting of the shareholders subsequent to May 17, 2005.

Control of Securities

As at March 20, 2006, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 3,612,287   common shares of the Company, representing approximately 2.59% of the issued and outstanding common shares of the Company. The number and percentage of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and executive officers as a group, not being within the knowledge of the Company, has been furnished by the respective individuals.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Normand, a director of the Company, served as director of Concert Industries Ltd. when it and its Canadian operating subsidiaries announced on August 5, 2003 that it had filed for protection under the Companies' Creditors Arrangement Act ("CCAA"). The Company was restructured and a plan of compromise and arrangement for its operating subsidiaries was approved in December 2004 allowing them to emerge from the CCAA proceedings.  Mr. Normand no longer serves as director of Concert Industries Ltd.

Other than as disclosed above, to the knowledge of the Company none of the Company's directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date of this Annual Information Form or has been, within the ten years before the date of this Annual Information Form, a director or executive officer of any company, that while that person was acting in that capacity;

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.  From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.  See also "General Development of Business - Risk Factors – Conflicts of Interest" above.

Mr. Robert Normand, a director of the Company, is also a director of Cambior Inc. and, as of January 23, 2006, Cambior Inc. owned 6,961,953 common shares of the Company, representing 4.9895% of the then issued common shares of the Company.  In the event that a potential conflict of interest arises at a meeting of the Company's directors with respect to any proposed transaction involving Cambior Inc., Mr. Normand declares his interest, does not participate in negotiating and concluding terms of any such proposed transaction and abstains from voting.

LEGAL PROCEEDINGS

The Company is involved in litigation from time to time in the ordinary course of its business, which is not material to the Company’s financial condition, results of operations or cash flows.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The Company's audit committee has a charter (the "Audit Committee Charter") in the form attached to this Annual Information Form as Schedule "A".

Composition of the Audit Committee

The following are the members of the Company's audit committee:

Richard Faucher	Independent (1)	Financially literate (1)
Brian S. Moorhouse	Independent (1)	Financially literate (1)
Robert Normand	Independent (1)	Financially literate (1)

(1)

As defined by Multilateral Instrument 52-110 ("MI 52-110").

Relevant Education and Experience

The following is a description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member:

Robert Normand (Chair) - Mr. Normand is a Chartered Accountant and was formerly Chief Financial Officer of Gaz Metropolitan an energy utility company.  Mr. Normand has a significant amount of experience as a director and audit committee member of a number of other reporting issuers, including Quebecor World Inc., Cambior Inc., ING Canada Inc., Sportscene Restaurants Inc., Fonds Investissements Rea, and Enerplus Fund.

Richard Faucher - Mr. Faucher is a Professional Engineer trained in metallurgical engineering and is the Chief Operating Officer of Canadian Royalties Inc. a mineral exploration company, focused on nickel-copper-platinum-palladium deposits in northern Quebec.  Mr. Faucher has held a number of senior executive positions with other mining companies, most recently as President of Niocan Inc.  Mr. Faucher is also a director of Canadian Royalties, Globestar Mining Inc., Niocan Inc. and PlexmarResources Inc.

Brian S. Moorhouse - Mr. Moorhouse has a Bachelor of Commerce degree with a major in economics.  He formerly worked in the investment industry as an advisor with Nesbitt Thompson, Richardson Securities and Brink, Hudson & Lefever Ltd., and has extensive experience in financial markets.

External Auditor Services Fees (By Category)

The following table sets forth the Company’s fees paid to PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, its independent auditors for the two years ended December 31, 2005 and 2004 for profession services:

	Dec. 31, 2005	Dec. 31, 2004
Audit Fees
Consolidated financial statements	71,405	97,000
Quarterly reviews	11,400	3,000
Prospectus work	33,614	-
Translation services – Annual Report and Prospectus	10,375	-

Total audit fees:	126,794	100,000

Tax Fees (1)	14,185	14,900

Audit-Related Fees	-	-

All Other Fees	-	-

Total fees	140,979	114,900

Notes:

The inclusion of fees is based on fees billed during the calendar year in each category.

(1)

The Company uses PWC for tax compliance, advice, and return preparation.  The Company chooses to use PWC for these services due to their  extensive knowledge of the Company’s activities and familiarity of its business and the associated cost savings resulting  from that knowledge base.

The Company has in place a policy concerning the engagement of non-audit services.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or will materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agents and registrars for the common shares of the Company are Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada, V6B 5A1 and Computershare Investor Services of Denver, Colorado.

MATERIAL CONTRACTS

There are no contracts of the Company other than contracts entered into in the ordinary course of business of the Company, that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company and which are still in effect.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on The American Stock Exchange (“AMEX”).  Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement:  The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws.  The Company’s quorum requirement is set forth in its Memorandum and Articles.  A quorum for a meeting of members of the Company is two members or proxy holders present.

Proxy Delivery Requirement:  AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “1934 Act”), and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the 1934 Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

INTERESTS OF EXPERTS

Names of Experts

PricewaterhouseCoopers LLP ("PWC") at Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7, are the auditors for the Company.  PWC issued the audit report on the annual financial statements of the Company for the year ended December 31, 2005;

Roscoe Postle Associates Inc., independent consulting engineers, prepared the RPA Report dated October 26, 2005;

Ghislain Fournier, a "qualified person" for the purposes of National Instrument 43-101, is the author responsible for the preparation of an internal technical report dated June 9, 2005, entitled "Technical Report, Casa Berardi Property, Northwestern Quebec".

Interests of Experts

To the knowledge of the Company, none of the experts named under "Names of Experts", holds or has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates, except as follows:

Mr. Ghislain Fournier is an employee of the Company, and has been granted options under the Company’s incentive stock option plans.  Mr. Fournier owns less than 1% of the Company’s issued and outstanding share capital.

Auditors

PricewaterhouseCoopers LLP has advised the Company that it is independent with respect to the Company within the meaning of the rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Information Circular for its most recent annual general meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Company’s consolidated financial statements and management's discussion and analysis for the 12 months ended December 31, 2005.

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

AURIZON MINES LTD.

Audit Committee Charter

I.

Mandate

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing:  the financial reports and other financial information provided by the Company to any governmental body or other stakeholders; the Company’s systems of internal controls regarding finance, accounting, and the Company’s auditing, accounting and financial reporting processes.  Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels.  The Audit Committee’s primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements and Managements’ Discussion and Analysis (“MDA”).

•

Review and appraise the performance of the Company’s external auditors.

•

Provide an open avenue of communication among the Company’s auditor, financial and senior management and the Board of Directors.

II.

Composition

The Audit Committee shall be comprised of three directors as determined by the Board, each of whom shall be unrelated directors, free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

All members of the Audit Committee shall be financially literate and have a working familiarity with basic finance and accounting practices.  At least one member of the Committee shall have accounting or related financial management expertise.  The definition of “financially literate” is the ability to read and understand a balance sheet, an income statement and a cash flow statement.  The definition of “accounting or related financial management expertise” is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III

Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee should meet at least annually with the Chief Financial Officer and the independent auditors in separate sessions.

IV

Authority of the Audit Committee

The Committee shall have the authority:

•

to engage independent counsel and other advisors as it determines necessary to carry out its duties,

•

to set and pay the compensation for any advisors employed by the Committee, and

•

to communicate directly with the external auditors.

V

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee shall:

Documents/Reports Review

1.

Review and update this Charter annually.

2.

Review the organization’s annual and quarterly financial statements, MD&A and any reports or other financial information submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the independent auditors.

External Auditors

3.

Review annually the performance of the external auditors and ensure their independence after reviewing all significant relationships they have with the Company.

4.

Recommend to the Board of Directors the selection of the independent auditors and approve the fees and other compensation to be paid.

5.

At each meeting where the external auditors are present, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the organization’s financial statements.

6.

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

7.

Review and pre-approve all audit and audit-related services, and any non-audit services that exceed $25,000, provided by the Company’s external auditors.  It was noted that management is required to report all non-audit services to the Audit Committee on an annual basis.

Financial Reporting Processes

8.

In consultation with the external auditors, review with management the integrity of the organization’s financial reporting process, both internal and external.

9.

Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles.

10.

Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

11.

Review significant estimates made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such estimates.

12.

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

13.

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

14.

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

15.

Review any complaints or concerns about any questionable accounting or auditing matters.

16.

Ensure that the procedures and processes required to comply with the Sarbanes Oxley certification requirements are in place and are effective..

17.

Review internal control process and ensure compliance with new regulatory requirements.

Other

18.

Review management representation letter.

19.

Review any significant related-party transactions.

20.

Review the Financial Reporting Officers’ Code of Ethics, the Whistle Blowing Policy and the Anti Fraud Policy.

V.

Annual Work Plan

	Quarterly	Fourth Quarter	First Quarter
Review audit plan		X
Review accounting systems and procedures and internal controls.		X
Review auditors’ engagement letter		X
Review financial and accounting human resources		X
Review Committee’s charter, membership, self-assessment/evaluation.		X
Review auditors’ letter of recommendations regarding internal controls.			X
Review and recommend year-end financial statements for approval by the Board			X
Review and recommend year-end MD&A for approval by the Board			X
Review external auditors’ work and independence and fees			X
Recommend auditors for the ensuing year			X
Review the Company’s Annual Report on Form 20-F and the Company’s Annual Information Form			X
Review management’s representation letter			X
Review any proposed prospectus filings
Review and reassess the adequacy of the Company’s Code of Ethics for Financial Reporting Officers			X
Review and reassess the adequacy of the Company’s Whistle Blower Policy and oversee the monitoring process.			X
Review and assess the adequacy of the Company’s Anti Fraud Policy			X
Review and pre-approve Audit, Audit-related, Tax and All Other Services as set out in Appendix II of the Audit and Non-Audit Services Pre-Approval Policy			X
Review and approve interim financial statements and related MD&A	X
Review Disclosure and Certification Process	X
Private Sessions without the presence of management	X
Private Sessions with the Auditors, without the presence of management		X	X
Private Sessions with management, without the presence of the Auditors		X	X

This Audit Committee Charter, as amended from time to time, was initially adopted by the Board of Directors of Aurizon Mines Ltd. on the 3rd day of April 2003.

By order of the Board of Directors

AURIZON MINES LTD.

Last Update:	November 4, 2005